Filed by Envestnet, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Yodlee, Inc.
Commission File No. 001-36639

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ENV - Q3 2015 Envestnet Inc Earnings Call

EVENT DATE/TIME: NOVEMBER 09, 2015 / 10:00PM  GMT

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NOVEMBER 09, 2015 / 10:00PM GMT, ENV - Q3 2015 Envestnet Inc Earnings Call

CORPORATE PARTICIPANTS

Pete D’Arrigo Envestnet Inc - CFO

Jud Bergman Envestnet Inc - Chairman & CEO

Anil Arora Envestnet Inc - Chairman & CEO of Yodlee

CONFERENCE CALL PARTICIPANTS

Chris Shutler William Blair & Company - Analyst

Peter Heckmann Avondale Partners - Analyst

Hugh Miller Macquarie Research - Analyst

Pete Lowry JMP Securities - Analyst

Patrick O’Shaughnessey Raymond James - Analyst

Unidentified ParticipantAnalyst

PRESENTATION

Operator

Good day, everyone, and welcome to the Envestnet conference call. Today’s call is being recorded. At this time I would like to turn the conference over to Mr. Pete D’Arrigo, Chief Financial Officer. Please go ahead, sir.

Pete D’Arrigo — Envestnet Inc - CFO

Thank you, operator, and good afternoon, everyone. With me on today’s call is Jud Bergman, Chairman and Chief Executive Officer and Anil Arora, Chairman and Chief Executive Officer of Yodlee. Our third quarter 2015 earnings press release and associated Form 8-K can be found at Envestnet.com under the Investor Relations section. Yodlee’s third quarter 2015 earnings press release and associated Form 8-K can be found at Yodlee.com under the Investor Relations section.

During this conference call, we will be discussing certain non-GAAP information including adjusted revenue, adjusted EBITDA, adjusted net income and adjusted net income per share. This information is not calculated in accordance with GAAP and may be calculated differently than other companies’ similarly titled non-GAAP information. Quantitative reconciliations of our non-GAAP financial information to the most directly comparable GAAP information appear in today’s press release.

During the call, we will also be discussing certain forward-looking information. These discussions are not guarantees of future performance and therefore, you should not put undue reliance on them. These statements are subject to numerous risks and uncertainties that could cause them to differ materially from what we expect. Please refer to our most recent SEC filings, as well as our earnings press release, which are available on our website for more information on factors that could affect these matters.

This call is being webcast live and will be available for replay for one month on our website. All remarks made during the call are current at the time of the call and will not be updated to reflect subsequent material developments. We will take questions after our prepared remarks. I will now turn the call over to Jud.

Jud Bergman — Envestnet Inc - Chairman & CEO

Thank you, Pete. I add my own welcome to everyone. Thank you for joining us today. The current market environment has created some short-term headwinds to our business. Most notably, slowing account growth per advisor and lower asset valuations for the September 30 billing cycle. But our long-term growth prospects for our business have never been stronger. There are three main reasons for this. First, we continue to enable and benefit from the industry’s super trends. Second, enterprises are choosing Envestnet as their unified growth management platform and converting their wealth management business to us at record levels. And third, together with Yodlee, Envestnet is in a position to become the premier wealth management provider of technology and services.

Providing some more information on these three trends, on the trend of leveraging and benefiting from the industry super trends, I point out that the evolution of commission-based business to fee-based business is accelerating as part of an evolving fiduciary standard. Given the pressure the Department of Labor is applying toward a fiduciary standard, we believe Envestnet is uniquely positioned to provide our clients with support to this challenge and empower them to benefit from profound industry changes.

Also, enterprises and advisors continue to leverage outsourced technology providers like Envestnet. We expect this to continue and to even accelerate. And third, affluent and high net worth investors continue to work with well-equipped advisors. Second, the acceleration of adoption is a health sign as we focus on organic growth drivers, we have more control over conversions and new enterprise sales and new advisor growth than we do over the market environment or the uncertainty in the short-run.

And then third, the combined Company is able to provide a unique set of solutions and services that enable better outcomes for advisors and their investors. The power of data aggregation, the natural planning and integrated investment management combined with big data analytics and insights will enable an integrated platform which empowers dynamic and a holistic view with investors’ wealth and financial profile. These are the headlines themes we will discuss today, and we will begin with a review of Envestnet’s third quarter results.

In the third quarter we grew our top line by 17% when compared to one year ago. We grew adjusted cash flow by 31% over the same period. Gross sales and assets under management or administration during the quarter were more than $21 billion, including over $1 billion in assets under management or administration and fee-based new client conversions.

We onboarded an additional $25 billion in license-based conversions during the quarter, bringing total conversion activity to over $26 billion in the quarter. Advisors with assets under management toward administration are up over 20% from a year ago. We now serve more than 30,000 advisors with our fee-based offerings and including licensing arrangements, more than 43,000 advisors as of September 30, with assets approaching $800 billion were supported by Envestnet.

We continue to see meaningful opportunities to convert large books of business to our platform. Through September, we have completed some $4 billion in asset-based conversions and an additional $85 billion in license-based conversions. Our implementation pipeline remains very full and we anticipate strong continued conversion activity throughout the fourth quarter and into the first quarter of 2016 with probably a higher weighting to eight assets under management administration over licensing.

During October, we had approximately $22 billion of conversion assets and over 3,000 advisors. Our October conversions included advisors with significantly higher account levels than our average accounts per advisor measured. This may temporarily indicate a recovery of the accounts per advisor growth metric when you see these at the end of the fourth quarter, but we point out that this is really a result of the recent conversions advisor profile and not an uptick in the core growth rate in accounts per advisor. We believe that account growth per advisor will remain slower as the capital market shows signs of strength and investor sentiment improves.

Beyond our organic growth, acquisitions have been an important driver and accelerator of our growth by leveraging our core competence of completing large-scale conversions. With respect to WMS, we are on track to have all clients fully converted by the first half of 2016. At that point, we expect WMS would deliver an additional quarterly incremental contribution of approximately $2 million in EBITDA.

The Placemark integration effort is also well underway. This quarter, we completed the first phase of client transitions and we expect the remainder of Placemark clients to transition in a phased approach throughout the rest of 2016. Once clients are fully converted, we expect Placemark to deliver additional EBITDA. We expect to exceed our 25% required rate of return on invested capital for both of these consolidating acquisitions. I will turn the call now over to Pete to discuss Envestnet’s third quarter results in more detail.

Pete D’Arrigo — Envestnet Inc - CFO

Thank you, Jud. Revenue from assets under management or administration grew 14% to $85.6 million compared to $74.9 million in the third quarter of 2014. Licensing and professional services revenue in the third quarter was $17.8 million, up 30% from $13.7 million a year ago. In total, adjusted revenue increased 17% to $103.5 million in the third quarter from $88.6 million in the third quarter of last year.

Our cost of revenue increased to $41 million for the quarter from $39.1 million last year. As a percentage of revenue from assets under management and administration, cost of revenue was approximately 48%. Adjusted EBITDA was $19.2 million for the third quarter, 31% higher than the 2014 third quarter. Adjusted earnings per share was $0.25 in the third quarter, increasing 19% from $0.21 last year.

In the third quarter, our effective tax rate was approximately 45% on a GAAP pretax basis. This higher than expected rate was most notably related to nondeductible transaction costs. On a cash basis, our cash tax rate year-to-date is closer to 7%. Our diluted share count during the third quarter was 37.6 million shares, up 600,000 shares from the third quarter of last year. I would also like to point out, deferred revenue has increased by over $9 million from a year ago as a result of several large new relationships that are in implementation.

For the fourth quarter, we expect our revenue from assets under management to administration to be approximately $83 million, up 2% compared to the fourth quarter of last year, reflecting the market weakness in the September 30 billing cycle. This reflects an effective fee rate of approximately 13.25 basis points and our beginning AUMA asset base of $250 billion.

Subscription, licensing and professional services revenue for the fourth quarter, 2015, should be up approximately 122% to 125% year-over-year, which includes approximately $14 million from Yodlee for the period of the fourth quarter after the transaction closes, which is expected to be November 19. We anticipate presenting our revenue this way on a consolidated basis. What we have historically included in licensing revenue represents client agreements that are highly comparable to subscription revenues. Meaning they are based on fixed recurring fee agreements as opposed to one-time license sales.

Adjusted revenues for the fourth quarter should increase approximately 21% to 21.5% year-over-year, bringing the full-year slightly ahead of our estimate from last quarter. We would have been farther ahead except for the negative impact of the market, the transition of a large WMS client and continued slowness in sales and conversions. We expected to be even stronger than the record levels we have achieved and continuing increases in deferred revenue.

We expect fourth quarter cost of revenues to be between 49% and 50% of AUMA revenue. We expect our adjusted EBITDA to increase 31% to 31.5% in the fourth quarter compared to the fourth quarter of last year, which includes approximately $2.5 million from Yodlee. We expect our GAAP tax rate in the fourth quarter to include some noise due to nondeductible transaction costs. We are estimating the provision for GAAP purposes for taxes in the fourth quarter to be around $2.2 million.

Diluted shares outstanding should be approximately $40.7 million for the fourth quarter based on the current stock price and the impact of the share issuance related to the Yodlee transaction. These expectations translate to adjusted earnings per share of $0.22 to $0.23. I will now hand the call over to Anil to discuss Yodlee’s third quarter.

Anil Arora — Envestnet Inc - Chairman & CEO of Yodlee

Thanks Pete, and good afternoon. Yodlee had another solid quarter of results while also driving our strategic discussion with Envestnet. We continue to see strong demand across the board, and in particular, had some important wins in the wealth management sector. We believe this is a strong indicator that our larger customers benefit from the value propositions we offer to them, and we are excited about enhancing and accelerating these customer benefits with our pending merger with Envestnet.

Let me share with you some highlights from the quarter. For the third quarter, the Yodlee team delivered revenue of $28.6 million, up 23% year-over-year. More importantly, our recurring subscription revenue was $25.3 million, which represents 88% of our revenue and grew 28% year-over-year. This growth rate is up from 24% last quarter.

Our total paid user count grew to 21.3 million users. We achieved adjusted EBITDA of over $3.4 million, up 83% from a year ago third quarter. Our gross margins were at record highs, demonstrating the economies of scale we are achieving as our customers leverage Yodlee across multiple work flows with their customers.

Yodlee’s results in growth have always been driven by three primary strategies. First, leveraging and extending our leading position as the digital financial data platform of choice for the world’s leading financial institutions. We are both increasing our penetration at existing financial institutions and adding new financial institutions, domestically and globally.

Second, powering emerging digital financial services providers as a modernized traditional financial services and bring to market new use cases. And third, leveraging our unique big data assets and analytic capabilities, which further accelerates our recurring subscription revenue. We had strong momentum across all three of these strategies. Our financial institutions grew at [a band] a quarter, highlighted by signing a top-5 brokerage and a top-20 wealth firm. We also launched and deployed new aggregation platforms for 2 of the top-10 global wealth management firms in Q3, and we saw continued rapid growth with several of our bank deployments.

Our customers are leveraging the Yodlee platform to reimagine their digital relationships with their customers by bringing account aggregation front and center. Consumers and their advisors increasingly seek a full view of their financial picture. We are providing financial institutions and wealth advisors the specific and unique solutions that enable them to offer these comprehensive services to consumers.

In the emerging digital financial services space where innovators are continuously bringing new Internet-based financial services to market, powered by Yodlee data aggregation, we had another excellent quarter. We were pleased to see some of our key customers experience adoption acceleration in the quarter. The online lending space was a busy space for us in the quarter as interest in our Fair Credit Reporting Act compliant data service was very high. We added over 40 new customers with Yodlee Interactive, including some very nice wins in the Americas and 70 new international Yodlee Interactive customers. We now have a presence in 17 countries at the end of Q3. Finally, with regard to our data analytics business, we continue to develop new partners and deepen our relationship with existing data customers in the investment research, marketing research and retail segments.

Our competitive advantages in the marketplace continue to grow as we have industry leading distribution, scale and state-of-the-art technologies, including our next generation aggregation technology which we rolled out in the past few months. Importantly, Yodlee uniquely has a proprietary data network, where we connect directly into large banks for over 75% of all the data we aggregate. For data gathering, Yodlee partners and works collaboratively with the majority of its large financial institutions, most of whom are our customers.

We believe the combination of Envestnet and Yodlee has powerful ramifications for the wealth industry. By bringing two innovators together, the merger will create a company uniquely positioned to drive better financial outcomes and improve and simplify the financial lives of many millions of consumers around the world. By providing financial advisors a holistic view of a client’s financial profile, we empower them to deepen their engagement with their clients and deliver improved planning services that encompass the entire wealth management process.

We believe this will be an incredibly powerful and transformational offering, providing meaningful revenue synergies in the near to medium-term and positioning the combined Company for long-term leadership. We are thrilled with the prospect of merging with Envestnet and look forward to enhancing Envestnet’s unified wealth management technology solutions. With that, Jud will now discuss our growth strategy.

Jud Bergman — Envestnet Inc - Chairman & CEO

Thank you, Anil. I would like to take just a few moments to share how we think about growth in the context of our firms coming together and then provide preliminary guidance for 2016. First, we look to drive core organic growth at Envestnet and Yodlee by doing what we’ve been doing for the past decade or longer, and that is adding new enterprises, adding new advisors at existing clients, growing accounts per advisor, thereby increasing our revenue that is derived from assets under management or administration and increasing our subscription and licensing revenue.

Of these core drivers of organic growth, driven by the super trends we already mentioned, we see at trend or above trend growth in 2016 for enterprise and enterprise conversions. We see at trend growth for advisors. We are expecting slightly below trend growth in accounts per advisor, reflecting the current market environment. The second area of growth that we are focused on comes from cross-sell synergies resulting from the opportunities we have combining with Yodlee. As we discussed on our call in September, we are focused on a market opportunity of over $8 billion in addressable opportunity. That’s annualized revenue potential. We do not expect a meaningful impact in 2016 from realizing these revenue synergies, but we have identified over $200 million in achievable potential over the next five years. We expect more than $60 million in annual revenue from these cross-sell synergies, which would exceed our rate of return required for strategic acquisitions.

We’ve mentioned the aggregation-based offering to advisors and firms that are in the channels Envestnet serves today and how Envestnet solutions for performance measurement and enterprise data brought to Yodlee enterprise clients represents a very attractive opportunity. We also identified data analytics and research, which we believe will be a $100 million per year business within the next three or four years. We identified international opportunities that leverage the strong and growing reputation Yodlee is engendering and developing overseas.

The third area of growth is developing new product and business lines, portfolio solutions like quantitative portfolios, retirement solutions like what we have recently rolled out to retirement focused advisors, and turnkey digital advice solutions for investment managers and large brokerage firms that are looking to leverage digital technology to meet the needs of a segment of their advisor and investor base. We expect the execution of these strategies to continue our historic growth in revenue and cash flow.

For 2016, and updating the market through last week, we anticipate revenue to be between $602 million and $612 million, which translates to growth of 43% to 46% compared to our current forecast of 2015 revenue. This includes Yodlee’s expected revenue contribution of $135 million to $139 million. As mentioned, account growth for advisor has been below our long-term trends. On the other hand, we’ve seen advisor growth at trend and conversion activity above trend.

We find this to be encouraging and a testament to the value we bring to advisors of enterprises as advisors look to grow their businesses and provide a lifetime value for their clients. They are increasingly seeing Envestnet as their best partner. We anticipate both fourth quarter 2015 and first quarter of 2016 for conversion activity to be solid and to provide a strong foundation for next year’s financial results. We continue to see operating leverage in our business as we further the integration of WMS and Placemark, as well as take advantage of resources acquired from Yodlee and move more toward super scale as a technology provider. As a result, we expect adjusted EBITDA to be between $110 million and $113 million in 2016, which translates to growth of 47% to 50% when compared to our 2015 forecast. This includes EBITDA contribution from Yodlee of between $18 million and $19 million, and we expect EBITDA from Yodlee to exit 2016 at a run rate of about $28 million. We expect that as we execute on this strategy, our subscription-based revenue will transition from about 21% of total revenue in 2015 to approximately 38% in 2016. Our long-term fronting indicates to us that subscription revenue could be as high as 45% of total revenue by 2020. I point this out because this represents an extension of our business model that we expect can deliver meaningful benefits.

Revenue from assets under management or administration over the long-term is attractive due to its ties to capital markets, which historically grow 2 to 3 times the rate of inflation. But as we know, capital markets can be volatile in the shorter-term. And markets, as we have pointed out, have been able to, in the short-term and in tough markets and in good markets, we have been able to grow advisors and revenues. However, a growing base of subscription revenue can help stabilize our overall revenue growth in the future. Also, as we have learned from our own experience, which is shared by Yodlee and other software as a service companies, subscription revenue is steady, sticky and predictable. And it is a growing way that enterprises, advisors and consumers are demonstrating that they would prefer to access cloud-based services.

I would like to wrap up with the prepared remarks portion. We believe that we are becoming the industry’s premier provider of financial technology. We believe that we are capable of helping to shape the future of wealth management. In early 2014, we identified a need to evolve from investment technology of services to more broadly wealth management, incorporating financial planning and data aggregation. The major pieces are now in place for leveraging our new and more powerful capabilities. Effective technology empowers its users and our platform is built with one goal in mind, and that is to help advisors and their investors deliver better financial outcomes.

In this current environment, we expect our long-term growth rates to moderate slightly to be in the range of the mid to high teens. We expect EBITDA growth to be 400 to 500 basis points greater than these revenue growth rates due to operating leverage. Our long-term prospects have never been stronger. We are accelerating and benefiting from super trends in wealth management.

Interest from large enterprises is at an all-time high, and our conversion results and pipeline are at record levels. And combined with Yodlee, Envestnet is able to become the premier provider of wealth management technology and services. I want to thank you again for your time this afternoon. On behalf of Pete and Anil, thank you genuinely for your support. And with the conclusion of these prepared remarks, we are happy to take your questions.

QUESTION AND ANSWER

Operator

Thank you.

(Operator Instructions)

We’ll take our first question from Chris Shutler from William Blair.

Chris Shutler — William Blair & Company - Analyst

Hello guys, good afternoon.

Jud Bergman — Envestnet Inc - Chairman & CEO

Hi, Chris.

Chris Shutler — William Blair & Company - Analyst

First, a couple of cleanup items if you don’t mind. The commentary on October, I think that you said what was it, $22 billion?

Jud Bergman — Envestnet Inc - Chairman & CEO

Approximately $22 billion, yes.

Chris Shutler — William Blair & Company - Analyst

Okay, that’s AUMA focused. Was the AUMA focus comment also in relation to 2016 conversions, or just fourth quarter?

Jud Bergman — Envestnet Inc - Chairman & CEO

It was from the base that builds for the 2016 guidance, which is the combination of Q4 plus Q1 weighed more toward AUMA than year-to-date through 2015 have weighted.

Chris Shutler — William Blair & Company - Analyst

Got you, makes sense. And then what is included for Yodlee revenue in the Q4 guidance? Did you say $15.4 million?

Pete D’Arrigo — Envestnet Inc - CFO

No. We said about $14 million in the Q4 guidance.

Chris Shutler — William Blair & Company - Analyst

$14 million? Okay, got you. Thanks for clarifying. And then a totally different topic. But just regarding the fiduciary standard, Jud, can you just walk us through how you are thinking about both the positive and negatives netting out for you? Obviously, there should be more fee-based business that could accelerate the trend, as you mentioned. But there can be more pressure on fees industry-wide which could trickle down to you guys need of the tech or the managed account side of the business. So how do you think it all kind of nets out for Envestnet?

Jud Bergman — Envestnet Inc - Chairman & CEO

Well, we have a range of clients confronting this. Some of our clients are embracing the Department of Labor initiative. Many of our clients believe that it will cause disruption and displacement. And so, what is important for us as a technology provider is to position our clients to adapt quickly and to benefit from the regulations once promulgated.

Now, we see that there will be in this best interest contract exemption, a lot of disruption, particularly in the area of IRA accounts that have been in a brokerage setting. Not unlike what we recognized and witnessed in the 2004 to 2006 timeframe when not driven by the Department of Labor, but driven by another ruling, fee-based brokerage accounts were rapidly repositioned to become fee-based advisory accounts. So much of the growth you see in things like advisor is portfolio manager and unified managed account, really came from firms repositioning fee-based brokerage accounts as fee-based advisory accounts.

We think something similar like that will happen again. We think that there will be repapering of a number of these accounts, but it drives not only in the aggregate more demand for fee-based accounts. It creates an opportunity for Envestnet to work with the large enterprises to create data solutions that enable them to track where all of the brokerage business might be and much of it is direct with the mutual fund companies themselves.

So we see that there will be overall a growth in fee-based accounts within IRA as a result of this. We see that there will be increased demand from enterprises for enterprise data solutions that enable them to get their arms around where all of these accounts are. And we believe that many of our clients will resist at a regulatory or legislative level and that may be successful to some measure. But in the end, we are prepared to enable our broker dealer, our bank, our registered investment advisory clients to effectively deal with this challenge. And we believe that it will provide opportunities for Envestnet to grow.

Chris Shutler — William Blair & Company - Analyst

Alright, thanks. Good. If you don’t mind, can I stick one more real quick one in? And that’s the redemption rate looked quite good. Certainly better than we had modeled. A bit surprising given the increase in market volatility. What are your thoughts there? Are the assets stickier today than they were couple of years ago?

Jud Bergman — Envestnet Inc - Chairman & CEO

We have not concluded that, Chris. Again, it is one data point. It does seem like a little bit of an outlier. Our thinking is that during the third quarter, there was maybe some seasonality to just the slowdown in the business, not only on the gross new account level, but on the redemption level. It was a little surprising to us. But I would point out that it looked subdued, as was the gross new account level somewhat subdued. We wouldn’t get excited about it unless the lower redemptions were accompanied also by higher new account growth and gross new sales activity.

Operator

We’ll now move on to our next question from Peter Heckman with Avondale.

Peter Heckmann — Avondale Partners - Analyst

Good afternoon, gentlemen. I wanted to know Pete or perhaps, Jud, I believe is it just one main client that is generating the increase in deferred revenue year-over-year? And is that client scheduled to go live September 31, January 1, of this year or is it later in the first quarter?

Pete D’Arrigo — Envestnet Inc - CFO

It’s primarily one larger client driving it, but it is not the only one driving at. We do expect that to launch in January.

Peter Heckmann — Avondale Partners - Analyst

Okay, great. Can you talk about with WMS completing the integration in the first half, Placemark doing a phase completion through the year and then clearly, Yodlee, seeing some nice margin leverage towards the back half. Can you talk preliminarily about first half, second half in terms of how you’d weight your guidance between the first and second half?

Jud Bergman — Envestnet Inc - Chairman & CEO

You know Pete, we mentioned preliminary guidance. Again, this is 90 plus days before we are used to doing this. We expect that we will be able to give better insight, more granular insight as we move towards the first part of 2016.

Peter Heckmann — Avondale Partners - Analyst

Okay. On the fourth quarter call?

Jud Bergman — Envestnet Inc - Chairman & CEO

Yes.

Peter Heckmann — Avondale Partners - Analyst

Great. Okay, I’ll get back in the queue.

Operator

We will now move on to our next question from Hugh Miller with Macquarie Capital.

Hugh Miller — Macquarie Research - Analyst

Thanks for taking my call.

Jud Bergman — Envestnet Inc - Chairman & CEO

Sure.

Hugh Miller — Macquarie Research - Analyst

So a question for me. I was reading a little bit about data aggregation peer, that had a situation where their inputs were getting throttled from a large financial firm. I was wondering if you guys could just talk about how we should be thinking about that in terms of risk and opportunity for Yodlee, and how you guys think about working with those partners and how we should be thinking about that on a go-forward basis?

Anil Arora — Envestnet Inc - Chairman & CEO of Yodlee

Sure. This is Anil. As I alluded to in the summary comments. This is an area of very significant competitive advantage for Yodlee. Because the way we gather our data, a little over 75% and increasing, of all of the data in our system is gathered through direct connectivity, direct pipes if you may, that we have built into the majority of large financial institutions. So there’s a very significant structural difference in how we gather data, at least in terms of the maturity of our data, particularly with large FIs.

Secondly, we work very closely with both these large FIs as well as with the long tail of others to collaborate and plan with them, and they do security reviews with us and we coordinate policies and operating procedures on when we gather data, how we gather data. Keep in mind, that as regards the large FIs who account for the bulk of the data, the vast majority of them, most of them, are our customers as well.

So I think the articles that you may be referring to are talking about other players who are getting the vast majority of their data through scraping. What is happening, is they are putting a tremendous amount of load on the technology infrastructure of all of these large banks. A very different situation. And a big part of the reason we have been successful is because of their structural competitive advantage. Does that answer question?

Hugh Miller — Macquarie Research - Analyst

It is definitely very helpful. And so, as you think about — so it is not necessarily nature for you guys, are you seeing adoption rates that are going up simply because your service maybe has more uptime and has the more consistent input from these other large financial firms?

Anil Arora — Envestnet Inc - Chairman & CEO of Yodlee

No. It’s going to be primarily with customers who are using other providers. Keep in mind that we are magnitude times higher volumes than all the other players combined. But for those who are using competitive services, I am sure this is giving some pause to them as to — we’ve said from the beginning, that this is the best aggregation service that is out there, because of scale, because of IP, because of these direct connects that we have. And I think this will create an awareness for the marketplace, once again, that this is the best service in the marketplace.

Hugh Miller — Macquarie Research - Analyst

Okay. That is helpful. I will get back into the queue. Thanks.

Operator

We will now move on to our next question from Peter Lowry with JMP Securities.

Pete Lowry — JMP Securities - Analyst

Great. Thanks. Can you talk about how or is the composition of assets under management impacting AUM or AUM yield?

Jud Bergman — Envestnet Inc - Chairman & CEO

Do you mean from these conversions that we are talking about, or just in general flows?

Pete Lowry — JMP Securities - Analyst

General flows like stocks, bonds, et cetera.

Jud Bergman — Envestnet Inc - Chairman & CEO

So the equity type isn’t changing dramatically from what we’ve seen. We check it at the beginning of each quarter and look to see how that may be impacting. And as we have talked about in the past, we are still at about a 60/40. So that has not really been much of a factor in terms of the revenue yields.

Pete Lowry — JMP Securities - Analyst

Okay.

Jud Bergman — Envestnet Inc - Chairman & CEO

But, our product yields are. Is it reporting assets? Is it advisors portfolio manager, APM assets, is it a UMA assets, or is it AUM? That is a factor. And an additional factor to some degree on that product mix, it’s not a deviation from the 60/40, but we do see continued greater adoption for more passive strategies, more ETF type strategies and those tend to be more price sensitive all across the board.

Pete Lowry — JMP Securities - Analyst

Okay, great. Thank you.

Operator

We will now take our next question from Patrick O’Shaughnessey with Raymond James.

Patrick O’Shaughnessey — Raymond James - Analyst

Hello, good afternoon.

Jud Bergman — Envestnet Inc - Chairman & CEO

Hi, Patrick.

Patrick O’Shaughnessey — Raymond James - Analyst

So I was hoping you can give us an update on the integration efforts between Yodlee and investment? Obviously the deal hasn’t closed so you probably have some limitations, but what sort of progress have you made in terms of integrating Yodlee into the investment platform and building out some of these tools that you’re going to offer to advisors?

Jud Bergman — Envestnet Inc - Chairman & CEO

That is a great question. First of all, I’m going to start by a negative which is actually a positive. Unlike WMS or Placemark or FundQuest, there is no conversion that will be happening. Because there is no existing base of business that we’re taking from an existing technology and converting it to another technology. So with that said, the integration efforts are primarily around making Yodlee’s capabilities available to Envestnet clients and then conversely making Envestnet’s capabilities available, or some subset of Envestnet’s capabilities available to Yodlee financial institution clients. These efforts are going very well.

I expect that the November release on Envestnet’s core platform will have some extensive use of the Yodlee APIs for data aggregation so that we will be able to demonstrate to prospects the power of data aggregation as part of a more comprehensive wealth management platform. We expect that with the March release, next March, 2016, those capabilities will be ready to implement broadly and we will have probably a month of UTEP testing, that sort of thing, following that. So that by the May, 2016 Advisor Summit we will be able to not only take orders or accept contracts, but we will actually be in implementation mode with a number of early adopters. So it is going very well at this point.

Patrick O’Shaughnessey — Raymond James - Analyst

Great. And then a follow-up one for me. Pete, can you just remind me, given Envestnet’s current share price, the updated terms of the deal at this point?

Pete D’Arrigo — Envestnet Inc - CFO

The updated terms, so we are outside the collar, so the terms are pretty much fixed once you get outside the collar. So it is looking like, based on where we are trading, the cash amount is about $11.76 per Yodlee share and the increment in number of shares at a conversion ratio of about 0.18 Envestnet shares per Yodlee share.

Patrick O’Shaughnessey — Raymond James - Analyst

Got it, that is very helpful. Thank you.

Pete D’Arrigo — Envestnet Inc - CFO

You’re welcome.

Operator

(Operator Instructions)

We will now move on to our next question from Jeff Houston with Northland Securities.

Unidentified Participant Analyst

Hi, guys. Thank you for taking my call. This is actually Greg on for Jeff today.

Jud Bergman — Envestnet Inc - Chairman & CEO

Hi, Greg.

Unidentified Participant Analyst

I was just wondering, given your clear and almost exclusive focus on fee-based advisors, what are your thoughts on bridging your technology over for a commission-based clients? And do you currently do that for any clients?

Jud Bergman — Envestnet Inc - Chairman & CEO

So we are increasingly being asked to extend and leverage our technology for enterprises that have both fee-based and brokerage based business. And we have begun to do that at the backend by providing consolidated book of business reports. I’ve mentioned earlier, that one of the big cross-sell opportunities from us into the Yodlee database is our enterprise data management solution, which is a relatively new solution for Envestnet.

This is where we take not only the wealth management assets that we have for a broker-dealer, or an insurance company or a bank. But we also take a feed from their custodian of their brokerage accounts and we also take a feed from the insurance technology provider for any life insurance or annuity accounts. Then we also get a feed from either the transfer agencies, or through DTCC/the third party for mutual funds and give a picture of the held away assets as well, many of which are brokerage and commission-based, not fee-based. So for our wealth management platform, it is and continues to be focused exclusively on the fee-based side of the business.

But for our enterprise clients, they are increasingly asking us to — they like the compliance features and the book of business dashboard that our enterprise solution gives them. They love the analytics that we are able to give them with the insights to advisor behavior and increasingly now, investor behavior. So they like that extended. So we have begun to extend that. As I mentioned, first, through performance reporting and now, through enterprise data solutions and we expect that that will continue to evolve and grow for us.

Unidentified Participant Analyst

Okay, great. That is very helpful. Thank you.

Operator

Thank you. That does conclude today’s question-and-answer session. I would now like to turn the conference back over to Mr. Bergman for any additional or closing remarks.

Jud Bergman — Envestnet Inc - Chairman & CEO

I thank you for participating today. We look forward to speaking with you again in about three months time. And we look forward to follow-up calls with a number of you on today’s call. Thank you for your participation in this session today. Good evening.

Operator

Thank you. That does conclude today’s conference. Thank you for your participation and you may now disconnect.

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